Filed by Zimmer Holdings, Inc.
Commission File No. 001-16407
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Centerpulse AG
Commission File No. 001-14654

The following is a transcript of a question and answer session, which formed part of a Zimmer Holdings, Inc. conference call conducted on May 20, 2003

ZIMMER HOLDINGS, INC.

Moderator: David Dvorak
May 20, 2003
7:30 a.m. CT

We think that Centerpulse is a great company and that this transaction is an equally great opportunity for the shareholders of both companies. And with that, we’ll be happy to take your questions. Melinda?

Operator: Thank you, gentlemen. Today’s question and answer session will be conducted electronically. If you would like to ask a question, please press the star key followed by the digit one on your touch-tone telephone. If you’re on a speakerphone, please remove your mute function to allow your signal to reach our equipment. Again, that’s star, one if you’d like to ask a question. We’ll pause for just a moment to assemble the roster.

And our first question will come from Katherine Martinelli of Merrill Lynch.

Katherine Martinelli: Oh, great. Thank you. Good morning, everyone.

Male: Good morning, Katherine.

Katherine Martinelli: Ray, the first question – just a clarification. I thought you had mentioned on the call that the combined sales or the ongoing sales for Centerpulse were around $800 million U.S. dollars. I thought in the press release it talked about something in the range of $925 million. So just trying to understand what assumption we should be using for revenue from Centerpulse, maybe looking into ’04.

Ray Elliott: I don’t know. I’d have to check it, Katherine, but I believe the correct revenue is $798. If there’s an error in the match-up, I’ll have to cross check it. It should be roughly $800, plus $1.4 billion equals $2.2.

Katherine Martinelli: OK, great. And then ...

Ray Elliott: I will do that for you, though.

Katherine Martinelli: Thank you. And then just separately, maybe just giving us a sense for the plans for the sales force in the U.S. since it sounds like there isn’t a whole lot of overlap between your two sales forces – maybe giving us a sense is the plan to keep both sales forces operating independently and then maybe over time mesh them, or are you looking to redraw out some of the lines in terms of territories covered?

Ray Elliott: Yes, let me comment on reconstructive first because I think the answers might be somewhat different. Reconstructively, we do very, very little overlap. The strengths are actually mirrored on almost a by state and by city basis and therefore our plan, and you and the other listeners know very well in this business the strength of the sales force and their independent relationships. So the plan is to run them over time – to become obviously a single company – but hopefully not lose very many folks and I think that should be doable.

I think the other thing I would comment is they do have some very good distributors, several of whom I know personally, and we see them as being a real strength. If I shift to spine and trauma, we have slowly converted to trauma specialists. We’re not where we want to be. I think this allows us to not only look more strongly at that concept, but very clearly to also run an independent spine sales force.

And we often get asked the question, you know, we’re not in the spinal business. We don’t know the spinal surgeons. It’s actually a little misleading. Virtually all of them know us because they trained on Zimmer. And secondly, almost everybody who is in private practice is partnered with a spine surgeon, a hand surgeon, a hip, knee and so on. And therefore, over time we met and know very well many of the spinal surgeons.

Katherine Martinelli: OK. That’s very helpful. And maybe just lastly, Ray, the plans and terms on the manufacturing side since I believe you guys do have a fair amount of capacity in Puerto Rico, is that when you said the opportunity to bring the tax rate down going forward, is it tied to moving the manufacturing to Puerto Rico?

Ray Elliott: That’s one of the ways. I think one of the things – and we’re certainly being careful to make sure the Centerpulse employees understand this as well – the doubling or expansion of Puerto Rico was not particularly to accommodate reconstructive, but rather was to accommodate growth, particularly in the vertical integration of spinal production, either our own products, as you know, or if we were able to do an acquisition or multiple acquisitions.

We really like this set up. Those people that know us well know that we like big plants that run full out, a lot of automation opportunity. We think the Winterthur plant is a terrific place. We’ve made a long-term commitment to the people there to keep it operating. We will expand Puerto Rico. It does have tax-favorable benefits as does Winterthur itself. And, of course, we have very strong operation in Warsaw. But big plants running full out, lower tax systems and tried to avoid obviously any negative effects from any layoffs are precisely what we have in mind.

Sam, did you want to add a comment?

Sam Leno: Yes. Katherine, with regards to our tax rate reduction opportunity, as you may recall last year we spent a good deal of effort and money, frankly, at putting together a more efficient tax structure in the U.S.

And I did mention on several of our calls that going forward, even as a stand-alone company, we had additional opportunity as we began to turn our focus and attention at the international scene for us. Given the sheer size of Centerpulse in Europe especially, and the fact that we were going to look at our international tax structure, it represents an even larger opportunity for us now.

Katherine Martinelli: OK. So the reconstructive manufacturing for Centerpulse would stay based in Switzerland but maybe move some of the spine to Puerto Rico.

Ray Elliott: Yes. I think it’s interesting, most spine manufacturers, other than I think Medtronic and Accumed, most of them actually are not very well vertically integrated. They’re almost sales marketing organizations. And we see that as a chance to have two or three kicks at it, if you will. You vertically integrate spines at high margins and if you can put them vertically integrated in a low tech zone, obviously you get some real benefits.

Katherine, I just ran a quick check. The number I gave you was correct. I said $800 continuing ops – $798 is the correct figure there for approximately $800.

Katherine Martinelli: That’s U.S. dollars?

Ray Elliott: That is U.S. dollars, yes.

Katherine Martinelli: OK, great. Thank you.

Operator: Next we’ll hear from Milton Hsu of Bear Stearns.

Milton Hsu: Ray, basically cross-border acquisitions have historically posed some, you know, imposing challenges on the acquire, but have you guys thought through maybe the cultural differences between the two companies and manufacturing plants and, you know, how to integrate that going forward?

Ray Elliott: Yes, I think that’s a good question, Milton, and I think that’s traditionally been the case, although you know from talking to us that we have, in fact, been involved over the years, having done a lot of transactions, in several cross-border transactions including both Asia and Europe, although we have not done one – and I don’t think Sam has done one – in Switzerland.

If we look at the cultures and the people we know there, and specifically Swiss culture in general, I don’t see that there’s a tremendous amount of difficulties. They are very much a performance-based business. They very much expect the kind ((inaudible)) from management.

When we started the turnaround at Zimmer, we had a huge number – and going back many years of (ex pat) North Americans running operations all around the world. We’ve changed all that. We’re now totally run by local country nationals. We believe in that theory. So I think as we look at it, we’re as not as concerned as I might be in a variety of other deals I’ve been involved with over the years.

I think the other thing is the key issue here, certainly in Europe, is the protection of what we consider a real gem at Winterthur and therefore the comfort level for those employees to feel that they’ve got an ongoing future I think once that’s established and once they get a chance to know us personally, I think a lot of the other issues tend to fade away. People get concerned about ongoing employment and whether you’ll impose your kind of style. I think a lot of that can be handled properly.

Milton Hsu: OK. And second, was there any new information or new analysis or insight on your part that made you bump up the offer here? After all, you know, Smith & Nephew kicked out this offer to them maybe two months ago.

Ray Elliott: Well, let me backtrack you to last October last year. We have had several discussions. We did put in a preliminary offer in October that, at the time, had about I believe a 26 percent premium to trailing 30 days. Both companies have changed since then. They’ve done a real nice job of taking care of the product liability situation, they’ve divested the cardio businesses neatly, cleanly and did well from that. And they’ve clearly got their momentum back. They’ve always retained strong loyalty.

We, on the other hand, have continued, you know, strong performance, paying down our debt and have continued to look at the opportunity, as well as talk to other people, as you well know. What changed the situation, of course, was the Smith & Nephew offer. And we’re kind of disappointed. We’re not sure why we didn’t get a copy of the confidential memorandum.

But be that as it may, we’ve elected to go in at this time. The only reason we didn’t obviously go in more quickly after the announcement is simply we knew there was going to be a lot of filings. The filings may contain significant useful information. But if you look at our offer today, I think one of the tests we get into is compared to what? This offer is accretive for us in the first year, pre-synergies, has a premium on it to the trailing 30 days prior to the Smith & Nephew offer comparable to the premium that we offered back in October and, in fact, very comparable to the kinds of premiums that are placed on Swiss transactions over the last five years.

So I think we’re very comfortable in both the value it represents ongoing, but also the fact that it is, you know, a fair and attractive price to our shareholders as determined by the accretiveness in the first year pre-synergies which, you know, as you know is in keeping with the rules that we’ve established.

You know, at the end of day, and I respect Smith & Nephew for this, you know, they put in a low offer. And at the end of the day, that game doesn’t work. We’re here and we’re here to stay and we’re committed to be the victor in this.

Milton Hsu: OK. And last question, are you expecting at this point Smith & Nephew to counter your offer?

Ray Elliott: I would have absolutely no idea. As far as I’m concerned, we’ve put in a dramatically superior offer that’s very compelling both in the financial aspects and the strategic aspects. What they do is up to them.

Milton Hsu: OK. Thanks.

Ray Elliott: You’re welcome.

Operator: Moving to Mike Weinstein of JP Morgan.

Mike Weinstein: Thank you. We probably have a lot of ground to cover, but I do want to kind of go back over some of the questions that Milton was asking.

Ray Elliott: Sure.

Mike Weinstein: Ray, I’m still struggling a little bit with kind of the question, “What’s changed in terms of your view of the value of Centerpulse?” I think from the press release that you guys had put out back I think it was in November of last year indicating that you were not in discussions with them...

Ray Elliott: Yes.

Mike Weinstein: ... and then your subsequent comments at health care conferences suggesting that you thought that the stock was already fairly valued prior to the Smith & Nephew offer and then you place this offer. Where’s the incremental value that you’ve discovered today versus perhaps a few months back?

Ray Elliott: Well, yes. Two or three things, Mike. Number one, the offer and discussion you’re referring to and the press release, I should say, that came out, our response to that was, first of all, we were not in discussions. We had ended discussions. That was November-something – 17th, 20th, I can’t remember now – that was well after we had put in our initial offer and talks had not been there. So we were not in discussion.

If you will recall, the reason we put out a response was because the press release or rumor or whatever, indicated that we had a highly dilutive offer. We simply don’t do highly dilutive offers. We’ve told our shareholders that many, many times. We don’t do it, period. So our response was really relative to that.

In terms of what’s changed, you know I think, you know, as I mentioned, both companies have improved significantly – them through product liability recovery of sales, divestiture of cardio, clean-up of the business. It’s a great fundamental business that, unfortunately, stumbled primarily due to a product recall. And we have improved as well.

So we haven’t gone to sleep on this. We simply had to move our timing up because of Smith & Nephew. But we’ve continued to watch this business very closely. We wanted to see another quarter of results and we’ve continued to be pleased with what we’ve seen. So while we’ve been silent on it, nothing has really changed.

In terms of any comments at various investor meetings, I think what I’ve always said to people is, “Yes, Centerpulse does meet our very defined goals in terms of spine and Europe and so on. It’s not the only vehicle for getting Zimmer to victory.” And that remains true today. Obviously, we’re committed to doing this deal, but it very clearly is not the only methodology for getting there.

So I don’t think anything has changed. And I think you know with us, Mike, I mean our disclosure level is, at least as far as we’re concerned, is extremely high. We’ve been very up front about our strategic plans and very up front about how inflexible we are on our acquisition criteria. So, you know, I think we’ve stayed true to that all the way through.

Mike Weinstein: Ray, you know, in the last, you know, whatever – couple of years since you guys came out of Bristol, you’ve been very proud of the fact that the company has been the fastest growing company in the orthopaedic space. If you’re successful in this transaction, you obviously have to end up foregoing that claim given the overall size of the combined entities. It would be very difficult to be the fastest growing company in the space.

And you said earlier in the call that bigger isn’t always better but strategically it makes a lot of sense. Why in this case – I understand the match up in geography and the technology – but why is bigger better in this case? And why it is necessarily the best thing in terms of creating value for the company?

Ray Elliott: Well, first of all, you’re foregoing our chance to be the fastest growing company a lot quicker than I would.

Mike Weinstein: Understood.

Ray Elliott: So having said that, I think bigger is better in this case – and I really don’t necessarily always believe bigger is better. I mean, I clearly don’t and I explained that. But I think when you look at the scaling that we get in some very specific areas, you know, this is not a business with feet on the street here, for instance, means coverage and it means case coverage.

There’s absolutely no question in my mind that we’ve got hospitals spread around the world that we simply don’t and can’t get to. We’re busy. It’s difficult to add the kind of people that are sufficiently experienced to walk into an operating room and really contribute to the process. I honestly believe and we’ve said many, many times, one of the things I love about this deal is we’re not ending up with 25 plants.

Often you do these deals and one person has 12 and the other person has 13 plants. We end up with a plant combination that makes scale meaningful instead of trying to get from 25 to 12, you get the chance to center your plants around the world, have really tremendous flow-through, run them seven days a week, if that’s appropriate in the country where you are. The tax base is automation and so on.

In terms of R&D, we’re not Pharma, but I would tell you that as medical devices moves into combination products, drug and device, as it moves into biologics as an example, having scale dollars available to invest becomes extremely important, as does having the ability to defend long-range intellectual property with a significant collection of world patents. Our patents are not example as strong sometimes in Europe or other places, whereas they have tremendously strong patents.

So, I mean, I can give you other examples because there’s, in my opinion, a ton of them. Surgeon solutions. We’ve done a good job at Zimmer during the turnaround of really filling in gaps and coming out with some great new products as evidenced by our discussion of our pipeline. But we don’t have all the solutions in Warsaw. And Centerpulse has come up some really good-looking new products that do mirror image and fit in. So scale of products and offering, scale of surgical solutions. There’s four or five. You know, I could do it for an hour, and won’t. Bigger is not always better, but in this case scale is an edge.

Mike Weinstein: Sam, could I just ask – you walked through some of the details on the offering and your expectations on what the combined company would look like. You did suggest that part of the equation is a falling tax rate. Can you give us what your thoughts are around that and is the transaction accretive in 2004 from a cash standpoint or just from a reported standpoint?

Sam Leno: It’s actually both. When we talk about accretion, it’s accretive from an earnings per share point of view. It’s also accretive from an operating profit point of view. As it relates to the tax rate, clearly we’ll have more insight once we complete our due diligence process as to what all the, especially European, opportunities are available to us in terms of bringing down our overall effective tax rate going forward.

They also have, I would mention that does not affect our effective tax rate, but clearly is an additional source of cash to us as it is for Smith & Nephew, they have considerable net operating losses, as you know, in the U.S. because of the (intera) problem. And based on our due diligence process, which we have not yet completed, we will determine the most efficient legal structure, both in the U.S. and internationally, particularly Europe, to be able to avail ourselves of not only (monetizing) those net operating losses, but also to lower our effective tax rate going forward.

Mike Weinstein: OK. As I drop here, I apologize to everybody, but, Ray, given your arguments for the combinations that you’ve laid out here, what should we think about if you go down this path and you’re not successful? What does that mean strategically for the company if this is Plan A and Plan A doesn’t work? Is there a Plan B? Thanks.

Ray Elliott: Oh, sure. Absolutely. I’m going to reinforce our commitment to this. You know, this is an obviously major deal and we are committed to winning this one. But, you know, as I commented earlier and as I’ve commented to people before, there’s two ways that I can see to get to where we need to be. This is one. I consider it the best one. It is Plan A and we will be there.

However, you know, failing that – to properly answer your question – we will do what we’ve said in the past and that’s cobble together, we continue – and not at this point, I might add – but we have continued to have good conversations with companies related to both spine and Europe and other technologies, frankly, that were capable of putting together, you know, these are companies with private values that tend to be under $100 million dollars, although some that could be a little over that, and we will cobble those together in combination with developing Zimmer brand products, particularly in spine and the more routine product areas.

So, we can do it and we can do it well, but this is the best way to go and it’s the one that we’re committed to. But for us, we continue on with Plan B should that, you know, every happen.

You also have to remember too that, you know, in our view thing it’s Smith & Nephew that’s really the second party in. I mean, this is just a continuation of our offer, you know, from last October. And sometimes things take a while to sort out and work through. But, you know, that’s Plan A. But Zimmer carries on successfully regardless of this situation.

Operator: Was there anything further, Mr. Weinstein?

Ray Elliott: I think the rest of the audience is probably hoping no. It sounds like Mike’s gone.

Operator: Moving on to Bruce Jacobs of Deutsche Bank.

Bruce Jacobs: Thanks, guys. Can I, Sam, perhaps get you to walk through the ‘04 economics. When I do the math I can’t quite get to neutral EPS or accretive EPS. And I’d love you to just touch on the interest costs on the debt, what the Centerpulse pre-tax contribution would be and then what assumption you’re using for the tax rate in ‘04 if you could.

Sam Leno: Yes. As you know, we don’t give detailed forecast information out. But it’s simple to see if you just look at the first quarter of this, which is historic information, Bruce, you’ll see when we file our registration statement that even in the first quarter of this year without any chance to bring the two companies together operationally, the EPS that we reported as a stand-alone company is the same on a combined basis.

So going forward as we look at our guidance going forward, as well as where the street has us today and combining ourselves with Centerpulse, that just gets better over time. So we start out on a pretty solid footing and it continues to improve going forward because of the availability of the combination even without synergies, and it gets considerably better with synergies once we get past the first two years where we have synergies offsetting some assumed negative drag on sales.

Bruce Jacobs: So you won’t give us an interest rate on the debt?

Sam Leno: No. That will be disclosed publicly in the filing.

Bruce Jacobs: Can you comment at least directionally if your assumption assumes the tax rate is lower in ‘04 than you currently have?

Male: Well, the tax rate is clearly lower because our tax rate, as you know, for this year so far is 33.7 percent – 33.5, 33.7 – their reported tax rate as a stand-alone company is 29 percent. And if you just simply combine the two without doing anything, you have a better effective blended tax rate.

In addition to that, we have the ability because, as I mentioned in response to (Catherine’s) question, we have the ability even as a stand-alone company where focus is a priority for this year ’03, to look at our European tax structure and provide a more efficient structure similar to what we did in the U.S. in 2002.

Now that we have the opportunity to bring together a much bigger company that we are in Europe, with their already more efficient tax rate structure, we think with some focus on what the legal structure ought to be going forward, we can do even better as a combined company than just a simple addition of the two blended rates.

Bruce Jacobs: OK. The other question I wanted to ask you touched on a little bit, can you just walk us through the timing from here? What are the key milestones, the dates by which the Swiss laws require responses from various parties just so we know how to track this from here on out?

Male: The next step is to begin the due diligence process and letters will go into the relevant parties to initiate that process. We will work that concurrent with filing documents with the SEC and the Swiss Takeover Board.

The next milestone date is the launch of the offer, which we currently plan to be June 17th. Thereafter, there would be a shareholder meeting on our side. That offer period would run through 40 trading days and close out on August 12th. And if there were an extension of the offer, that would expire before the end of the month and we’d bring down shares and settle at about that time, targeting the end of August.

Bruce Jacobs: And does the launch of the offer require Centerpulse agreeing to the offer?

Male: It does not.

Bruce Jacobs: OK. And then just a last question, the break-up on the Smith & Nephew deal – can you just comment on that?

Male: Twenty million.

Bruce Jacobs: Twenty million? Great. That’s all I had, guys. Thanks very much.

Male: Thanks, Bruce.

Male: That’s a Swiss franc number, Bruce.

Bruce Jacobs: OK, perfect. Thanks.

Male: Thanks, Bruce.

Operator: Bob Hopkins of Lehman Brothers has our next question.

Bob Hopkins: Thanks very much. Can you hear me, OK?

Male: I can. Hi, Bob.

Bob Hopkins: Oh, great. A quick question. I was wondering if you could just walk us through the timeline of events once more just so I make sure that I understand this. You guys mentioned that in October you put in a bid for Centerpulse that was at, I think you mentioned the 26 percent premium to the stock price at that point? Is that right?

Male: No, to the trailing 30 days immediately prior to our offer.

Bob Hopkins: OK. And was that a premium bid relative to Smith & Nephew’s?

Male: I’m not aware of any – oh, you meant to their current bid today are you saying?

Bob Hopkins: To the original bid that they had on the table. I’m just trying to understand why your initial bid – was that below Smith & Nephew’s – why that didn’t ...?

Male: That’s what I can’t answer, Bob, because I don’t know the answer to it. That’s something you would have to ask the Centerpulse folks. The situation from our perspective was we had some good discussions. We know those folks well, had the opportunity to meet with Dr. Link and others and our group. We, at that time – and at that time being an underlined set of words here – we put in a primarily offer which we felt was appropriate and did have a 26 percent premium to the trailing 30 days immediately prior.

That offer was considered I suppose by them not acceptable. We continued to look at the business, have a few discussions, but by the time that rumor situation came up in November, of course, we were really not in discussions, did not have any discussions after that through the entire period I presume Smith & Nephew was talking to them.

They, according to the disclosures in the documents, did put out the confidential memorandum which I’ve not seen, and we weren’t offered one, but I presume it’s pretty standard fare. The only thing we know about the Smith & Nephew discussions, at least to the best of our knowledge, is that they were granted an exclusive at 252 Swiss francs when our primary offer was 250. And we have indicated that we were prepared to move that offer upwards based upon new information and, frankly, a little more diligence, a little more information. So I can’t tell you why they made the decisions they made. You would have to ask them that. But that is an accurate, you know, detailing to you of what precisely happened during those time frames.

Bob Hopkins: So it sounds like your bid was roughly equivalent to the one that Smith & Nephew put forward at the time that they initially put it forward?

Male: To the very best of our knowledge, although they were granted an exclusive. And that’s kind of the limit of what we know. As I say, one of the things we don’t understand, and frankly we’re disappointed by, was a lack of clarity around that and really not getting the confidential memorandum.

But, you know, deals have ebb and flow points and, you know, I don’t think – and it’s certainly intended in any way to be critical of anybody – we’ve got to do what we’ve got to do to make, you know, Zimmer win. And that’s precisely what we’re doing. But I believe you’ll find those facts I gave you are accurate.

Bob Hopkins: And is there any difference between your bid and the Smith & Nephew bid other than the price in terms of, you know, the terms of the agreement, you know, any guarantees, any material differences as far as you know?

Male: Actually there are a couple of conditions and I’ll ask David to respond to those and just give you a brief review of what they are.

David Dvorak: Yes, the conditions that we have in our offer are a mirror image of the conditions that Smith & Nephew contains in theirs with the exception of two additions, and they are really driven by the fact that we haven’t had access to due diligence.

The first of those addresses the product liability problem and it allows us to confirm that, within a reasonable range, the provisions that Centerpulse currently has on their books or as of their year end will be adequate to cover up any further settlement or funding costs that relate to the product liability litigation.

The second of the conditions is the confirmatory piece regarding the spin-off that took place from (Sulzer AG) and that is just a matter of ensuring that no subsequent transaction would taint the tax spin-off treatment that they received at the time of their spin-off from their parent.

The one other difference between the offers that is included in the conditions is a lower condition regarding the satisfaction for tendered shares. Ours it at 6.7 percent and Smith & Nephew’s is at 75 percent.

Male: Bob, I would add one more thing, even though you said other than price, Ray has already mentioned that our price is 24 percent higher than their price was at the time of their offer. More importantly we believe, or as importantly, is the cash portion of our price is 63 percent higher than the cash portion of the Smith & Nephew price. So we’re offering 120 Swiss francs as opposed to the 73 Swiss francs offered by Smith & Nephew. We think that’s compelling.

Bob Hopkins: OK. Thank you. And then just one question on your guidance for 2004, do you assume in our guidance the $50 million dollars of (disynergies) that you mentioned?

Male: No, we don’t. But the $15 million of (disynergies) is more than offset by positive expense synergies. So in our guidance, we have excluded all synergies going forward. But although the $50 million dollars in year one lowered to $25 million dollars in year two is a negative drag, the expense synergies offset that.

Bob Hopkins: OK. I’m just wondering. You know, your guidance has been that this deal would be neutral before – OK, all right. I see. The other question I had is – the last one, I promise – is could you just remind me what level of synergies that you’re forecasting again? What was the total number?

Male: The total is a range of $70 to $90 million. And we’ll get there within about a three-year period. And the reason that it takes three years because a manufacturing pieces, which as Ray indicated is probably a little more than 20 percent of the total synergies, it does take a lot longer to not only determine what the best way is to access those manufacturing costs, but because the amount of inventory that we have – we have 250 days – and they have, even if we were to manufacture a new lower cost piece of inventory today, we don’t get the benefit of the that new lower cost inventory on our profit and loss statement until its sold. And we sell inventory essentially on a five-fold basis. There is a delayed P&L effect of reducing manufacturing costs and raw material costs.

Bob Hopkins: OK. So the net synergy would be therefore in the $40 to $50 million dollar range?

Male: Net income?

Bob Hopkins: No, I’m sorry. No, never mind. I’ll follow up off line. Thanks very much. We’ll move on to the next question.

Male: Thanks, Bob.

Operator: Peter Cartwright of Williams Debrow Stoc has our next question.

Peter Cartwright: Yes, thank you for taking the call. Do you expect any intervention from the competition of parties either in Europe or the U.S.?

Male: I think our early expectation is no. We don’t see anything at this point under EU or Hart-Scott-Rodino that we think would be applicable here. There may be, you know, because there’s 70 or 80 countries involved, there may be a country here and there where we’ll have to take a closer look. But the early view is that this is not a material item.

Peter Cartwright: There’s no automatic trigger either from the size of the (ten) over the U.S. or from market share?

Male: No, there is not, although Hart-Scott-Rodino must be satisfied. The size of the combined sales relative to the EU falls under the EU barrier of $2.5 billion dollars and therefore is not relevant. But Hart-Scott-Rodino certainly is.

Peter Cartwright: Thank you very much.

Male: You’re welcome.

Operator: George Gedeon of GLG Partners.

George Gedeon: Good morning, gentlemen. I had three questions for you. The first one was why you didn’t go for a higher cash component to the offer just to make absolutely sure that Smith & Nephew won’t come back.

The second question is regarding, you know, the rationale for ((inaudible)) – is it your understanding of how Smith & Nephew can counter in terms of matching your price? Exactly how does it work? Will they have to match it cash for cash, shares for shares, how it works and what preference price it will take.

And the third thing, I don’t understand why you have these, you know, like the Smith & Nephew conditions plus the two other conditions you’ve mentioned.

Male: Well, I’ll quickly answer one and three and I’ll ask David to talk again on the middle one. On number one, I don’t really have an answer for you. We feel that it’s a compelling offer that’s strategic and financially better where it is and it’s already a 63 percent cash increase over their offer so I wouldn’t get beyond that in discussing our cash-to-stock strategy on how we positioned the deal. The two – the third question, with respect to the extra two conditions is simply a function of the fact that we have not had the degree of access on those two subjects that we would require and they’re both very material to the deal. We are not expecting that we will be unable to waive them. We’re simply positioning ourselves to review those materials – product liability and, of course, the triggering of tax implications relative to the Sulzer AG merge. So it’s only a case of ensuring we have a review that’s appropriate. And, as I say, we expect to waive those, finding the appropriate information.

David, are you comfortable on the second question or ...

David Dvorak: I’m going to have to ask you to repeat the second question.

Male: Could you repeat the second question a little bit for us, please?

George Gedeon: Yes. Sure. I mean, if I look today at your bid, you know, it seems to me I’m reading what Smith & Nephew said in terms of our agreement with InCentive. They could match your offer and buy the InCentive shares. And I was interested in your interpretation of what does it mean, matching the offer which you have put through. I mean, clearly, you must have thought about, you know, what’s Smith & Nephew ability to counter bid here.

David Dvorak: It seems that the way the documents read, they have an opportunity to either match the offer and then go ahead and attempt to take down the shares that InCentive holds in Centerpulse. Alternatively, they can go ahead and permit the InCentive party to accept the superior bid. So that’s a decision that they will have to make. It should be noted, though, that, in the event they do decide to go ahead and buy the shares, if there’s a superior bid pending, relating to the balance of the shares of Centerpulse, that they would – they’d have to do that at the higher price and hence pay a control premium for a non-controlling interest in that party.

Male: And also, as a result, it doesn’t – while it exists, it doesn’t seem to be very practical to us that Smith & Nephew would make a conscious decision to tie up essentially over $500 million of capital and illiquid stock for them that they – for which they have no control. That makes no sense to us.

Male: Yes, that’s the key. I mean, I mean, they said it more eloquently than I will but, frankly, would you want to be our minority participant?

Male: No, I mean, presumably, they were going to buy the 20 percent. They were going to launch a bid also for the rest, but I understand. OK.

George Gedeon: Thank you.

Male: Thank you.

Operator: Mark Ort of Glazer Capital has our next question.

Mark Ort: Hi. Could you walk through the pro rate the election mechanism – how that’s going to work? Specifically, if I were stock elector, what would the ratio be that I would be electing and if I were a cash elector, what would be the amount of cash I’d be electing?

David Dvorak: I’m not following the question.

Male: The cash portion, as you can tell from our numbers, is a little under 35 percent of the total. And without any election, the proceeds would be as we’ve – as we’ve described. And then we have the same mix and match opportunity for their shareholders as Smith & Nephew’s are.

Male: Yes – are you referring to the mix and match?

Mark Ort: Yes, I am. I’m sorry.

David Dvorak: The mix and match feature is contained in both of the tender offers. And the way it works is that there need to be matches of preferences. And to the extent that there can be matched preferences – people trading off cash versus stock – then they will be allowed to transition their consideration in that way. And if there are unmatched preferences, then they have to go with what the standard deal provides.

Mark Ort: OK. OK. Then I understand. What I’m asking is if I’d prefer cash and let’s assume for a moment that I get my preference, what will I get? What is the value that you’re ascribing to the – to the full – to the full cash amount and what is the ratio that you would use, assuming somebody preferred shares and, again, assuming that they’re – that that individual or entity would get the shares only? There’s got to be a ratio and a value that you’re using in order to – in order for somebody to say yes, I prefer this or no, I prefer that.

David Dvorak: That precise mechanism will be described in the – in the file documents.

Male: It’s a – it’s a detailed mechanism. It’ll be described. It would be – it would be tough to do here over the – over the phone. We know (each time limit), but it would be very tough to do here over the phone. I mean, unless we get in a long legal description or discussion. It is no – I mean, in terms of relative bid process, it is no different than the Smith & Nephew procedure. The other thing is that a lot of these decisions would arrive at the end of the process because we wouldn’t know any more than Smith & Nephew would what the ultimate mix of preferences that people want to have until the process itself is done. So it’s really speculative, at this point, other than the process. The fact is, the capability is there and it’s very much like tallying a vote in an election at the end of it. You don’t know how it came out, until you know how it came out.

Mark Ort: OK. And then the other question I had pertained to – sort of a follow-up to one of the previous callers – you are going to be, by far, the largest player in Europe, from what I can tell. And why, I mean, 40 days doesn’t seem to factor in very much (wither) room for any sort of in depth review by any of the various countries that you do business – that the combined entity does business with there, as far as competition.

David Dvorak: Yes. The analysis in Europe is, as Ray stated, because the combined entity doesn’t exceed that threshold – it’s a number states analysis and those are jurisdictions that do these analyses very quickly. The key to our ability to analyze that more precisely is, obviously, access to the information on Centerpulse’s side. But providing – them providing us with that information will allow the number state jurisdictions to do the analysis, we believe, in a timely fashion. So that should not be a pacing item.

Ray Elliott: Yes. The general principle here, just a rough deal for you, without, obviously, doing the analysis – I mean, they’re very strong in Germany and France, Switzerland, obviously, Denmark and, to a lesser extent, although strong in Italy. We’re very strong in Italy. We’re very strong in Spain. They are not. We’re strong in Belgium and Holland. They are not as strong. We are not strong in France and Germany. So as you start to look at the mirror images, in fact, the only one for sure we know that’s certainly over a 50 percent market share is Switzerland and that’s because they’re over 50 today and we hardly do any business there. So they’ve been that on their own.

So it would tell you in general that’s it’s highly unlikely there’s significant issues there. We may run into a few, you know, small ones as we get into the details.

Mark Ort: OK. Thank you.

Male: You’re welcome.

Operator: Moving onto John Seitz of Reach Capital.

John Seitz: Hi, guys. I just have a real quick question about the dental business and what your plans are. It’s kind of a new business for you and the, you know, how aggressive are you going to be in that business or is that going to be a business you’re going to stay in?

Ray Elliott: Yes. At this point, we have every intention of staying in. And while, of course, Zimmer has never been in the dental business, there are some close associations in the technologies, in the reconstructive aspects, in the management of bones, implantation of dental implants and so. So, you know, there is, in bone management, certainly reconstructive. There’s a lot of – there are a lot of correlations and also there’s material correlations – both alloys and in other substituting materials. So that’s one part of the answer. We like it, secondly, because of the diversification aspects of it. It gives us another marketplace. It is healthy and growing. They appear to have a great company, well run. They look to be doing very well in dental.

And third and last, just as an aside, we probably know a little bit more about the dental business than you think. Sam and I grew up at American Hospital Supply and we had some pretty dominant positions in the dental businesses. And, in fact, Sam had the dental businesses reporting to him, in one case, in the financial area and in one – in the sales and marketing area, I had used to have the dental business reporting to me. So we’ve actually probably have got a little more knowledge about that than people may realize.

John Seitz: OK. Great. Thanks.

Male: You’re welcome.

Operator: (Howard Linos) of (Polygon Funds).

(Howard Linos): Can you hear me?

Male: Yes, we can.

(Howard Linos): Yes. I guess my questions are – my one question that’s remaining because the previous caller answered one of them, is anything that prevents or could prevent sensible shareholders from getting free sight, if you like, of your bid – in particular, and this may be some convoluted aspect (of which) I’m not familiar with – but seems (readings) of your conditions like the Centerpulse board of directors could just basically refuse. They could not call the meeting. And in the context of the way, perhaps, you were prevented from bidding first time around, can you talk about how we shouldn’t be worried about that?

David Dvorak: This action is a tender offer to the actual holders. So they become the primary decision-makers. Of course, the board of directors continues to have an important role to play and they’re guiding principle is fiduciary duties that they owe to those shareholders. But it’s important to note that, by virtue of the structure of the transaction, the communication here principally is to the shareholders.

(Howard Linos): Right. OK. But if the board of directors refuses to call the meeting, does that mean your bid cannot proceed?

David Dvorak: The fact of the matter is that if the shareholders (fender), you can take down those shares if your minimum condition if met and you gain a controlling interest of the company at that point.

Male: Long story short, the shareholders are going to vote – the board of directors, whether they call a meeting or not, is not relevant.

(Howard Linos): OK, gentlemen. Thanks very much.

Male: Just so you know – just so you know – OK. I was just going to let that caller know there’s a lot of background noise there, just so they know.

Operator: Lynn Pieper of Thomas Weisel Partners.

Lynn Pieper: Hi. Actually, most of my questions have been answered. I just am hoping maybe you can go through some of the detail as what your plans are for the spine market in bringing in Centerpulse to Zimmer. And then also, the same for the dental market.

Male: Yes. Thanks, Lynn. The, you know, the dental market – or the spinal market, I should say, from our view – we knew, of course, Spine-Tech before they were Centerpulse. And our view on that business is that it will remain an independent part of the business – independent sales force. You know, it will be structured into Zimmer, of course, as an operating division. Our plans are to expand the sales force. They look to have some very, very interesting new products, particularly in the fixation stabilization areas, if they can move the (Dynases) product through. They’ve just signed an agreement to do distribution of an (Optima) product, which looks interesting from Korea. There’s obviously in the – although (cages) are coming down a bit, (cages) are still an important product area. They’ve put in a (radiolucent cage) and so on and so on. So there’s some good product base there.

I do believe that we will also move into some very rapid acceleration of efforts, jointly, in the biologicals area. I’ve said, in the past, as a genuine compliment to Medtronic, I think (Infuse) looks interesting. I think it has a good impact – a good impact to market. And I think we will all need to be there in order to compete at a higher level. So I think those are the kind of areas.

On the integration side, non-people, certainly, as I mentioned to (Katherine) when she called, one of the things we love about spinal is that it’s not vertically integrated and that’s – we like vertically integrated business. We’re not outsourcers, we’re insourcers. So the opportunity for us to vertically integrate spine from a product point of view and then put it in a low tax jurisdiction such as Puerto Rico is a real key opportunity for us going forward, as well.

On our side of things, we haven’t been not without our own work effort. (Implex) has done some great stuff and, as you know, we have the rights to that business. They’ve got a great looking (trajectory metal cage) that’s at a prototype stage that would be fun to merge in with this work, as well as (trajectory metal) in general. And we’ve got our transformational technologies in play at Warsaw, where we’re using some very unique looks. Like of like MIS – kind of landscape changing technologies there.

Just a last minor note on Puerto Rico, it’s probably before several of the callers’ times, but what people may forget is Zimmer was in the spinal business a long time and used to actually manufacture spinal products in Puerto Rico. So have some retained skills down there in terms of setting that up. So lots of plans for spinal. Dental is virtually a similar story. I’m not – as I mentioned, we know the markets and whatnot somewhat better, probably, than people think we do. In terms of their manufacturing capabilities, current structure and whatnot, I’m less knowledgeable in that. We’ll certainly look at it as an opportunity. No plans to merge any sales forces there or do anything like that. Dental and spine will stay as dedicated, specialized sales forces.

Lynn Pieper: OK. Great. And then just following on that, can we assume that you’ll have your hands full integrating this for awhile and we will not see any other smaller acquisitions in the spine area in the near term or do you think you’ll still be looking around?

Male: Well, I think, yes. I mean, I think common sense dictates the size of deal from a digestion point of view. We’ll have our full attention. We can’t afford to totally take our eye off everything if something comes along. But, I mean, the probability of doing anything other than something very small is unlikely in the near term. This – you know, we want this to have our fullest attention.

Lynn Pieper: OK. Great. Thanks a lot.

Male: You’re welcome.

Operator: Martin Hall of H.S.B.C. for the next question.

Martin Hall: Thank you. Yes, I just wanted to ask – obviously, Smith & Nephew has the right to come back and match your bid. Do you believe that you’ve gone high enough to really kick Smith & Nephew into touch or do you have sufficient scope for a little bit more upside should they come back – that really keeps them out of the market?

Male: It would be fascinating to answer that question for all 300 listeners plus Smith & Nephew, but my intention is not to answer it other than to tell you that if the statistics we’ve provided on (Premia) and on cash portion over them and the strategies we’ve put together in detail, you know, are not a sufficient explanation, then there’s not much we can do beyond that. But, you know, clearly, it’d be pretty tough to answer that.

I would remind you, though, that a word you’ve heard several times and it’s a word worth repeating – we were in the past and are now committed to victory in this – in this process and we remain committed to it. You know, we’ve been – we’ve been at this for a year. We have our own set of disciplines. We’ve done – at least Sam and I have done more than 200 deals over a 30-year lifetime. So, you know, we are – we are committed to this. But we have our own set of disciplines and timing and we generally stick with those. They’ve been successful for us.

Martin Hall: Thank you very much.

Male: You’re welcome.

Operator: And our next question comes from Tom Yankou with Morgan Stanley.

Tom Yankou: Yes. Do you have an estimate on how long it will take you to complete due diligence once you have access to the confidential information? The second question is – is there anything unique about your deal that would create a Sulzer tax situation where apparently Smith & Nephew didn’t have one. The third question is I have a two-thirds minimum. Are you sacrificing any flexibility on the Swiss takeover law that, you know, where 75 percent would give you an additional benefit? And then the last question is do you have a financial markets out and how do you plan on dealing with the foreign exposure between now and when you fund the deal?

Sam Leno: Let me answer a couple – this is Sam. From a due diligence point of view, we believe that the due diligence could be done in as little as two weeks to as much as four weeks. So it’s not a terribly drawn-out process. The bigger issue in due diligence is how quickly will we indeed have access – gain access to the same information that was afforded to both Smith & Nephew.

I’ll go to the last question and then I’ll come back to tax. From the financial market’s point of view, we have a fully committed underwritten credit facility so we don’t have the financial markets out because we have it financed. And from a foreign exchange point of view, we did assess whether or not it made sense to hedge the transaction, but because, even though we are committed, it still has a degree of uncertainty to it – we don’t really have a hard transaction to hedge.

And to hedge it in this environment, as a result of that, we believe it is just too (prohibitably) too expensive. So we’d rather run the risk of any foreign exchange movement, which may come back the other way as well. And if it means we pay a little more in cash because of further movement and dollar weakening, then that’s what we do.

If you can just repeat the tax question one more time, I’ll be happy to answer that as well.

Tom Yankou: Is there anything unique about your deal that would create a Sulzer tax situation where Smith & Nephew apparently – their deal does not create a tax situation?

Sam Leno: We don’t – we don’t believe so. No. We don’t believe it’s true for us, as a company. Nor do we believe it’s true for the shareholders who will tender their shares to us.

Tom Yankou: OK. And then, the other question that we went over was Smith & Nephew had the 75 percent minimum. You have a two-thirds minimum. Are you sacrificing any flexibility if you get over two-thirds? Or what is it that Swiss law allows you to do at two-thirds? Are you allowed to consolidate the company? Are you allowed to take out the minority shareholders?

Male: Yes. The most important point that you’re – I think, that you’re referencing is the ability to do a compulsory merger under Swiss law or what was commonly referred to, in the United States, as a clean-up merger. And the threshold under Swiss law is 98 percent. So the answer is no. There isn’t anything relevant from the clean-up merger perspective as between 66.7 percent and 75 percent.

Tom Yankou: OK. Thank you.

Operator: Koray Ozdemir of Cathay Financial has our next question.

Koray Ozdemir: Actually, my question has been answered. Thank you.

Operator: Thank you, sir. Moving onto Ian Thomas of Commerz Bank.

Ian Thomas: Hi. I’ve just got two questions on the regulatory side of this. Firstly, can you tell us whether you made any submissions to the (EU) on the Smith & Nephew filing that they’ve made? And secondly, can you just walk us through, again, you mentioned that you missed the thresholds on the (EU) and, I guess, there’s a worldwide sales threshold and then there’s an (EC) aspect to this in each individual state. Can you just walk us through those two steps as to how you missed the filing thresholds, please?

Male: Yes. The first question, with respect to the (EU) analysis relating to Smith & Nephew, we did receive questionnaires and we provided responses to those questionnaires and then follow-up questions were responded to as well. That process, on our behalf, concluded just last Friday. As to how the antitrust laws apply to our own transaction, it’s our understanding that the threshold is two-and-a-half billion. We’re below that threshold and those are 2002 numbers aggregated.

And so then you get into a member states analysis over there, jurisdiction by jurisdiction, and there are various thresholds that trigger different filing requirements in those jurisdictions. We have a sense as to what thresholds we’re going to cross and what jurisdictions we’ll filing at this point in time, but there is further analysis and information that we will need from Centerpulse to be able to conclude that analysis.

Ian Thomas: OK. But just in very rough terms, it looks like Smith & Nephew have about $700 million of revenues in the (EU) compared to about your 170 million. I mean, is that the right numbers? Is that the right rough split between yourself and Smith & Nephew in the (EU)?

Male: Well, their revenues would include a lot of products that aren’t relevant to this comparison. That’s a pretty good at our number. And the (queue) of number together, as I said earlier – we don’t see anything on the surface, either looking at product lines or countries, that looks alarming to us. It’s a detailed process. But we don’t see anything there that we consider material. You also have to remember that the – even if there was something there, the remedies can tend to be not necessarily very catastrophic – something as simple as deleting one brand of a sub-segment product line or something like that. So I haven’t seen anything like that. But even if there was something there, the remedies are really not material to whether we would do the entire deal anyway.

Ian Thomas: Great. Thank you very much.

Male: You’re welcome.

Operator: Moving onto Craig Naude of Shorewater Limited.

Craig Naude: Thank you. Good morning, gentlemen, and congratulations. I hope that the transaction proceeds relatively smoothly, although I have my doubts. I wonder if you could just tell me quickly, the shareholder meeting that you intend to hold for your own company, what kind of a shareholder vote do you need to, you know, to make it probable from your point of view? Thanks very much.

Male: We need a majority. And essentially, that vote is only triggered by virtue of the fact that in excess of 20 percent of our outstanding shares would be issued as part of this transaction. It’s a New York Stock Exchange rule that we would be complying with to get that vote.

Craig Naude: Thanks. And that’s just a simple majority of outstanding shares, is it?

Male: That’s right.

Craig Naude: Super. Thanks very much.

Operator: Drew Figdor of Tiedemann Investment Management.

Drew Figdor: Yes. Congratulations. I guess the only question I had was how long do you think this will take to close? You mentioned the first date, but you obviously have some regulatory approvals. Realistically, how long do you think it takes to close?

Male: David, did you want to respond to that?

David Dvorak: The overall process is the question. Yes. The timetable that we’ve referred to takes us through the end of August in rough timeframe. You know, that could get adjusted by virtue of the Swiss takeover board modifying schedules, including the schedules of the two competing offers. But that would be a rough timeframe.

Drew Figdor: So you’ll due diligence and if takes four weeks, you’ll launch the offer at a different time period or you’ll still launch it the 17th?

David Dvorak: The most probable due diligence would be between now and the 17th of June when we would conclude because certain legal rights melt away at the point where the formal offer is launched. So a very intensive due diligence time period leading up until the 17th. And thereafter, the formal offer would be launched and we would move on towards mailing our proxy statements so that we had a solicitation period that was compliant with U.S. laws and set up for our shareholder meeting which would be held in August.

Male: But clearly, Drew, the way we would approach the due diligence process is we already have a pretty clear sense in our mind of the more important issues that need to be addressed. We will focus on those first and clear those away and use the remaining time that we do have due diligence to deal with the less significant issues.

Drew Figdor: OK. And in the U.S., what is your market share in hips and knees for ...

Male: It depends on – are you saying U.S. only? We don’t do it that way. We do it by the Americas and combined hips and knees would be in the neighborhood of 21 percent.

Drew Figdor: And can I get any breakout between the two?

Male: We normally don’t break that out, but there’s a number of analysts that do a very good job on combining the figures together. We don’t have access to particularly good figures on (Defue) and (J&J), so we tend to follow some of the lead analysts and I think that’s probably a better source.

Drew Figdor: OK. Thank you.

Male: You’re welcome.

Operator: Giorgio Nicola of Ursel has our next question.

Giorgio Nicola: Hello. I would like to ask what sort of reaction do you expect from Centerpulse’s management in regards to your merger proposal? Thank you.

Male: I don’t know that we expect – I’m assuming you truly mean their management as opposed to their board. I’m not sure that we expect a specific reaction. I think, you know, much as our management views our role as on behalf of – and on the behalf of our shareholders, I would hope they would view it the same way. We certainly know a lot of them. We all go to the same events. In many cases, people have been in other companies and therefore know each other. So, on a personal basis, I would hope it’s positive. But I think, at the end of the day, what really matters is that they do the right thing, along with the board, on behalf of the shareholders and I would expect that, you know, as I say, to be positive because, frankly, it really is a compelling and superior offer, you know, both financially and in terms of strategy and operating and the other things we’ve tried to outline for you.

Operator: Thank you, sir. It looks like we do have a follow-up from Mike Weinstein.

Mike Weinstein: Hi, there. Can you hear me?

Male: Sure, Mike.

Mike Weinstein: OK. Real quick. I’m not sure if we missed this, but did you say what the bid was for InCentive or what the terms were?

Male: What the terms were – they’re substantially the same terms as offered for Centerpulse in its entirety and very similar to the offer – or the outline of the offer provided by Smith & Nephew.

Mike Weinstein: OK. So the total consideration, then, is versus the 3.2 – what does that add to it? The 3.2 billion U.S. is the total consideration for ...

Male: Yes. That is total consideration.

Mike Weinstein: OK.

Male: They have an 18.9 percent holding within that 3.2 and then they’ve got a couple hundred million of enterprise valued debt in there. So, but that is inclusive of, not exclusive of.

Mike Weinstein: OK. Very good. Thank you very much.

Male: OK, Mike.

Operator: Yidan Wang has our next question from Deutsche Banc.

Yidan Wang: Thank you. I just wondered how long does Centerpulse’s board have before they will have to give you the additional information you need?

Male: That will ...

Yidan Wang: Is there a time limit on that?

Male: That will be worked through the Swiss takeover board. We, obviously, will want to get access to that information as soon as possible. We have a request list that is going over to the – to the first right now and it is also going through the Swiss takeover board. So we would expect to get materials as soon as that can be coordinated, optimally no later than one week would pass before we would be – before we would have full access to information and be engaged in a full due diligence process.

Yidan Wang: OK. So it’s primarily driven by administrative issues at the Swiss takeover board rather than there being a – sort of a particular time that they must play by?

Male: That’s correct.

Yidan Wang: OK. Thank you.

Operator: Gentlemen, we have another follow-up from Drew Figdor.

Drew Figdor: Yes. I wonder if you could just explain to me again – the InCentive owns 19 percent and what right do they have to buy the stock, at what price and is that why you have a two-thirds condition in it. Even if they took it down, you had discussed it earlier. I didn’t quite follow it.

Male: Yes. The two-thirds condition could be met even if the other offer was the route that the InCentive folks went. That’s right. It’s 18.9 percent. But we would be able to meet two-thirds condition even if – that have pursued – actually, even if – even if Smith & Nephew matched a superior offer and InCentive decided to go that way.

Drew Figdor: OK. So if they matched the offer – InCentive could take the Smith & Nephew offer and then you would – they would own 19 percent of the company.

Male: That’s correct. If Smith & Nephew stepped up and matched the superior offer, then it could go their way on the 18.9 percent. But the balance of the shares would go in whatever direction they deemed fit as far as which of the two offers was found to be superior by the balance of the shareholders.

Drew Figdor: OK. Thank you.

Operator: Gentlemen, we have another follow-up by Katherine Martinelli.

Katherine Martinelli: Just a couple quick questions. Just wondering what the intangible amortization related to – any finite life that was being amortized as part of the acquisition?

Male: Katherine, that will be disclosed in the registration statement which will come out in just a couple of days. Just in the interest of (FD) and having everybody a chance to (bid) at one time. But clearly, there is a large portion of it that will go into goodwill and not be amortized. We’ve made, as best we can, our initial estimates without the benefit of any due diligence of what the – what the amortizable portion and what the lines of those amortizable portions should be. It’s so preliminary right now that we do need to due diligence to refine that to any appropriate degree.

Katherine Martinelli: And are there any callers on a deal if there’s a significant move in (Zimmer) stock, one way or the other that would trigger a change in the cash component?

Male: No callers.

Male: No callers.

Katherine Martinelli: Great. Thank you.

Male: You’re welcome.

Male: Do you have any other calls, Melinda?

Operator: Just one moment, gentlemen, while we assemble the roster.

Gentlemen, we do have another question from Eva Haas of Schroder Investment Management.

Eva Haas: Hello.

Male: Morning.

Eva Haas: Good morning, or good afternoon for me.

Male: Yes.

Eva Haas: Just a very quick question. I’ve seen it come up on the news wires that you’re expecting 15-percent EPS growth long term. Can you confirm that and can you also say is that off an annualized base, or off sort of a, you know, partial consolidation?

Male: Yes, I think it may be a little misleading. One of our acquisition criteria, along with accretive, and less than two years and (those) synergies and so on, one of acquisition criteria is the acquisition, when combined, must contribute to a minimum of 15-percent growth on a (calendarized) annual basis. It’s an acquisition criteria and it’s a minimum level.

Eva Haas: OK.

Male: I presume that’s the 15 percent that’s being referred to.

Eva Haas: Thanks for clarifying that.

Male: None that we – we have no long-term guidance, if you will, on the street.

Eva Haas: Thanks.

Male: My understanding is, Melinda, that that’s the end of the questions, so appreciate everybody – it’s a huge group calling in. We’re most appreciative of your responding, I know on short notice. And to remind you, we also do have the luncheon at the St. Regis (Versailles) Room at 12 noon, where we’ll do a little more formal visual presentation, and if you have additional questions, be happy to answer them then.

Operator: That does conclude today’s conference. We do thank you for your participation.

END

Safe Harbor Statement

This document contains forward-looking statements within safe harbor provisions of the Private Securities Litigation Reform Act of 1995 based on current expectations, estimates, forecasts and projections about the orthopaedics industry, management’s beliefs and assumptions made by management. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, price and product competition, rapid technological development, demographic changes, dependence on new product development, the mix of our products and services, supply and prices of raw materials and products, customer demand for our products and services, our ability to successfully integrate acquired companies, control of costs and expenses, our ability to form and implement alliances, international growth, U.S. and foreign government regulation, product liability and intellectual property litigation losses, reimbursement levels from third-party payors, general industry and market conditions and growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations. In particular, forward-looking statements as to Zimmer’s financial and business performance following the proposed acquisitions should be qualified by the absence of any opportunity on the part of Zimmer to perform due diligence on Centerpulse or InCentive Capital, a significant shareholder of Centerpulse. These forward-looking statements may be significantly different had such due diligence review been undertaken. For a further list and description of such risks and uncertainties, see the disclosure materials filed by Zimmer with the U.S. Securities and Exchange Commission. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this document are cautioned not to place undue reliance on these forward-looking statements, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this document.

This document also contains certain non-GAAP financial measures. A reconciliation of such information to the most directly comparable GAAP financial measures will be furnished in our disclosure materials filed with the U.S. Securities and Exchange Commission and may be accessed from the Zimmer website at www.zimmer.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials, including a tender offer statement. Zimmer and its directors, officers and other members of its management and employees also may be soliciting proxies from Zimmer stockholders in connection with the proposed exchange offers. Investors and security holders should note that the proposed exchange offers described in this document have not been agreed to by Centerpulse or InCentive Capital and are subject to certain conditions. When and if Zimmer proceeds with the proposed exchange offers, it will file appropriate disclosure materials with the U.S. Securities and Exchange Commission and Swiss Takeover Board. Investors and security holders of Centerpulse, Incentive Capital and Zimmer are advised to read these disclosure materials when they become available, because the disclosure materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials (when they become available) and other documents filed by Zimmer with the U.S. Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials, when they are filed, and other documents of Zimmer may also be obtained from Zimmer upon request by directing such request to Sam Leno, Senior Vice President and CFO, 574-372-4790.